SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________

FORM 11-K
__________________________________________

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _____ TO _____
For the fiscal year ended December 31, 2015

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-08052
__________________________________________

TORCHMARK CORPORATION
SAVINGS AND INVESTMENT PLAN
3700 South Stonebridge Drive
McKinney, Texas 75070
469-525-4253
(Full title of the Plan)
__________________________________________

TORCHMARK CORPORATION
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000

(Name of issuer of the securities held pursuant to the plan)
__________________________________________

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
For the years ended December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
Torchmark Corporation Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Torchmark Corporation Savings and Investment Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan's control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule, the Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Lane Gorman Trubitt, PLLC

Dallas, Texas
June 28, 2016

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
For the years ended December 31, 2015 and 2014

Statement of Net Assets Available for Benefits

	December 31,
Assets	2015	2014
Investments, at fair value:
Torchmark Corporation common stock	$53,985,848	$55,267,268
Pooled separate accounts	71,580,745	69,571,251
Short-term investments	1,988,777	1,683,259
	127,555,370	126,521,778
Investments, at contract value:
Unallocated annuity contract	31,798,941	31,841,779
	31,798,941	31,841,779

Total Investments	159,354,311	$158,363,557

Notes receivable from participants	1,420,179	1,284,172
Accrued investment income	326	129,266
Net assets available for benefits	$160,774,816	$159,776,995

The accompanying notes are an integral part of these financial statements.

See Report of Independent Registered Public Accounting Firm

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
For the years ended December 31, 2015 and 2014

Statement of Changes in Net Assets Available for Benefits

	December 31,
	2015	2014
Investment income:
Cash dividends- Torchmark and Waddell & Reed common stock	$403,368	$567,188
Dividends on pooled separate accounts and unallocated annuity contract	929,041	1,015,220
Interest income- notes receivable from participants	58,736	52,291
Interest income- short-term investments	1,217	—
	1,392,362	1,634,699
Net appreciation in fair value of investments	3,369,930	7,365,939

Contributions
Participant contributions	6,850,921	5,836,348
Rollover contributions	1,182,102	1,031,433
Employer contributions	2,493,071	2,411,929
	10,526,094	9,279,710

Total additions	15,288,386	18,280,348
Benefits paid to participants	14,290,565	12,711,974
Net increase in net assets	997,821	5,568,374

Net assets available for benefits:
Beginning of plan year	159,776,995	154,208,621

End of plan year	$160,774,816	$159,776,995

The accompanying notes are an integral part of these financial statements.

See Report of Independent Registered Public Accounting Firm

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2015 and 2014

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Torchmark Corporation Savings and Investment Plan (the “Plan”) was adopted on February 15, 1982 by the Board of Directors of Torchmark Corporation (“Torchmark”) and began operating on April 5, 1982.

Valuation of Investments

The investment in common stock of Torchmark is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2015 and 2014 was $57.16 and $54.17, respectively.

Short-term investments / mutual funds are valued at the net asset value of shares.

The purchases and sales of securities are recorded on a trade-date basis.

The Plan offers a choice of various mutual funds via pooled separate accounts including (i) money market and bond funds which invest primarily in securities issued or guaranteed by the U.S. Treasury and certain U.S. Government agencies and municipalities that provide income that is generally not subject to state income tax, (ii) fixed-income mutual funds which invest in a diversified group of high-quality, fixed income investments, and, (iii) equity funds which invest in common stocks and consist of several individual investment options for various levels of risk tolerance. Investments in pooled separate accounts are recorded at the fair value of the underlying investments.

The Plan offers an investment in an unallocated annuity contract of the Plan trustee. The trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by the trustee. Contract value is equal to contributions received plus interest credited, less payments, withdrawals or transfers. The interest rate credited on the unallocated annuity contract varies based on a formula determined by the Plan trustee, but will not be less than a guaranteed floor interest rate determined annually. The interest rate credited for 2015 and 2014 was 3.00%. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 20% of the beginning of the year balance of the contract without incurring a penalty. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. The trustee may not terminate the contract at any amount less than contract value.

Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The accompanying statements of changes in net assets available for benefits are prepared on a contract value basis. The fair value of the Plan’s interest in the unallocated annuity contract is based on information reported by the issuer at year end. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

See Report of Independent Registered Public Accounting Firm

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2015 and 2014

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with United States Generally Accepted Accounting Principles (“US GAAP”) requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amount reported in the statements of net assets available for benefits.

Revenue Recognition

Dividend and interest income is recorded as earned. Torchmark dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative Expenses

Administrative expenses of the Plan are paid by Torchmark and its affiliates. The plan has no obligation to reimburse the administrative expenses paid on its behalf.

Federal Income Taxes

Torchmark received a determination letter dated August 10, 2015 from the Internal Revenue Service (“IRS”) stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”), and therefore, is exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

Recently Issued Accounting Policies

In May 2015, the Financial Accounting Standards Board (”FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share, which removes the requirement to categorize, within the fair value hierarchy table, the investments for which fair value is measured using the net asset value per share practical expedient. Instead, an entity is required to include those investments as a reconciling item, so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. In addition, the requirement to make certain disclosures for all investments eligible to be assessed at fair value with the net asset value per share practical expedient

See Report of Independent Registered Public Accounting Firm

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2015 and 2014

has been removed. Instead, such disclosures are restricted only to investments that the entity has elected to measure using the practical expedient. ASU No. 2015-07 is effective for reporting periods beginning after December 15, 2015 and early adoption is permitted. The ASU is to be applied retrospectively in all periods presented in an entity’s financial statements. The Plan elected to early adopt ASU No. 2015-07 as of December 31, 2015. The adoption of this ASU had no impact on the Statements of Net Assets Available for Benefits or the Statements of Changes in Net Assets Available for Benefits as of December 31, 2015 and 2014.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts. Under the ASU, contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by investment type. Part II requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Part III allows plans to measure investments as of the end of the calendar month closest to the Plan’s fiscal year end, when the fiscal period does not coincide with the month-end. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively, with early application permitted. The Plan elected to early adopt ASU No. 2015-12 as of December 31,2015. The adoption of Part I eliminated the measurement and disclosure of the fair value of fully benefit-responsive contracts, resulted in the reclassification of the adjustment from fair value to contract value for fully benefit-responsive investment contracts totaling $1,313,473 at December 31, 2014 and was applied retrospectively. The adoption of Part II eliminated certain investment related disclosures and was applied retrospectively. Part III is not applicable to the Plan.

NOTE B - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Participant Contributions

An employee is eligible to participate in the Plan on the date coincident with his date of hire. Employees of Liberty National Life Insurance Company and United Investors Life Insurance Company (see below) must have been employed prior to January 1, 1995 to be eligible. Eligible employees, upon enrollment can contribute up to 30% of their annual compensation, subject to certain limitations and can direct the investment in their participant and employer accounts. The Plan, was amended effective January 1, 2007. Participant contributions, which had previously been made on an after-tax basis, are no longer permitted. All participant contributions after January 1, 2007 are made on a pre-tax salary deferred basis under a traditional 401(k) plan. Effective January 1, 2012, the Plan was amended such that any employee who becomes an eligible employee on or after January 1, 2012, and does not affirmatively elect otherwise, shall be automatically enrolled with salary deferrals of 3% upon the date coincident with the employee's one year anniversary from his date of hire.

See Report of Independent Registered Public Accounting Firm

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2015 and 2014

Participating Employer Contributions

Participating employers contribute to the Plan out of their current or accumulated earnings for the year, an amount equal to 100% of the participant’s contribution equal to 1% of compensation and 50% of a participant's contributions of the next 5% of a participant’s contribution (limited to 6% of participant’s compensation). Participating employer contributions commence on the date coincident with the employee's one year anniversary from his date of hire.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s matching contribution and allocations of Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Notes Receivable from Participants

Any actively employed participant may apply for a Plan loan. The minimum loan amount is $1,000, and the maximum loan amount is the lesser of $50,000 reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the participant during the one year period ending on the day before the loan is made or 50% of the participant’s vested account balance. A participant may not take more than one loan per calendar year, and a participant may not have more than one outstanding loan at a time. Loans are secured by the participants’ account balances. Loan repayments of principal and interest are made by payroll deduction over a reasonable time period not to exceed 60 months. Currently, the loan interest rate is determined by the trustee using the prime interest rate published in the Wall Street Journal on the last business day of the month plus 1%.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the loan to be in default, the loan balance is reduced and a benefit payment is recorded. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Participating Employers

At the end of 2015 and 2014, the following companies were participating employers in the Plan:

•	Liberty National Life Insurance Company, “Liberty National”, (McKinney, Texas)

•	Globe Life And Accident Insurance Company, “Globe”, (Oklahoma City, Oklahoma)

•	United American Insurance Company, “United American”, (McKinney, Texas)

•	American Life and Accident Insurance Company, “American Life”, (McKinney, Texas)

•	Torchmark Corporation, “Torchmark”, (McKinney, Texas)

•	Globe Marketing Services, Inc., “Globe Marketing”, (Oklahoma City, Oklahoma)

•	Family Heritage Life Insurance Company of America, “Family Heritage”, (Cleveland, Ohio)

All participating employers are either direct or indirect wholly owned subsidiaries of Torchmark.

See Report of Independent Registered Public Accounting Firm

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2015 and 2014

Vesting Provisions

Participants have a fully vested and non-forfeitable interest in their own account. The participant's employer accounts are vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-Forfeitable Percentage
Less than 2	—%
2 or more	100%

Benefit Payment Provisions

At termination of employment, participants may withdraw all of their participant accounts and the vested portion of their employer accounts. Participants may make non-emergency in-service withdrawals of all or a portion of their after-tax participant account and all or a portion of their after-tax employer account, if fully vested. If any portion of the after-tax employer account is withdrawn, the participant may not make contributions to the Plan for six months following such withdrawal. Withdrawals prior to termination of employment are also allowed under prescribed hardship conditions as defined in the Plan agreement or subsequent to age 59½ for any reason. Benefits are recorded when paid. Participants are charged a $25 fee for processing a non-emergency in-service; age 59 ½ or hardship withdrawals. These fees are deducted from the proceeds paid to the participant and are reflected in the financial statements in “Benefits paid to participants.”

Termination of the Plan

Although it has expressed no intent to do so, Torchmark has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in his employer contribution account.

Forfeitures

If an employee incurs five consecutive “one year breaks in service” for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are applied to reduce subsequent contributions of the employer. The Plan had unallocated forfeitures of $10,675 and $179,194 at December 31, 2015 and 2014, respectively. The Plan applied forfeitures to reduce employer match of $206,253 and $347,226 for 2015 and 2014, respectively.

NOTE C- INVESTMENTS

During the years ended December 31, 2015 and 2014, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held during the year) appreciated (depreciated) in value as follows:

	December 31,
	2015	2014
Common stocks	$3,077,295	$2,963,310
Pooled separate accounts	292,635	4,402,629
	$3,369,930	$7,365,939

See Report of Independent Registered Public Accounting Firm

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2015 and 2014

NOTE D - FAIR VALUE MEASUREMENTS

US GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of the observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2015.

•	Short term investments /mutual funds: Valued at the net asset value of shares held by the Plan at year end.

•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

•
Pooled separate accounts: Valued, as a practical expedient, at the net asset value of units held by the Plan at year end. The net asset value of these accounts is based on the market value of its underlying investments. The net asset value is not a publicly-quoted price in an active market.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

See Report of Independent Registered Public Accounting Firm

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2015 and 2014

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Common Stocks	$53,985,848	$—	$—	$53,985,848
Short Term Investments	1,988,777	—	—	1,988,777
Total Assets in the fair value hierarchy	$55,974,625	—	—	$55,974,625
Pooled Separate Accounts (a)	—	—	—	71,580,745
Total Investments at fair value	$55,974,625	—	—	$127,555,370

(a) These investments are valued using net asset value as a practical expedient, and therefore have not been classified in the fair value hierarchy.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Common Stocks	$55,267,268	$—	$—	$55,267,268
Short Term Investments	1,683,259	—	—	1,683,259
Total assets in the fair value hierarchy	56,950,527	—	—	$56,950,527
Pooled Separate Accounts (a)	—	—	—	$69,571,251
Total Assets at Fair Value	$56,950,527	$—	$—	$126,521,778

(a) These investments are valued using net asset value as a practical expedient, and therefore have not been classified in the fair value hierarchy.

NOTE E - RELATED PARTY TRANSACTIONS

Plan participants are allowed to purchase and sell the common stock of Torchmark. Such purchases and sales, which are considered party-in-interest transactions, were handled by Investors Bank & Trust, a party-in-interest to the Plan, during 2015 and 2014, based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock are deposited in an interest-bearing short-term fund. These funds were deposited in the Investors Bank & Trust Investcash Fund.

NOTE F - SUBSEQUENT EVENTS

Effective May 11, 2016, the Plan's governing document was amended such that the limit on the amount of employee salary deferrals allowed in the Plan was increased from 30% to 60% of compensation.

Effective May 11, 2016, the Plan's governing document was amended to provide for Roth contributions as follows: (1) rollover contributions may include a rollover from a Roth elective deferral account from an applicable retirement plan and (2) amounts deferred into the Plan by participants may include both pre-tax 401(k) contributions and Roth contributions.

Effective May 11, 2016, the Plan's governing document was amended to provide for, upon severance of employment of a participant, the automatic rollover of vested account balances that are less than $5,000 and greater that $1,000 if that participant does not elect to have such distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover or to receive a distribution paid directly to the participant.

***********

See Report of Independent Registered Public Accounting Firm

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2015 and 2014

See Report of Independent Registered Public Accounting Firm

SUPPLEMENTAL INFORMATION

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
For the years ended December 31, 2015 and 2014

Schedule H, Part IV, Line 41
Schedule of Assets (Held at the End of the Year)
E.I.N. 63-0780404
Plan Number 001

Identity of Issue	Description of Investment			Current Value
*Torchmark Corporation	944,469	shares	$1 par value of common stock	$53,985,848

*VOYA Financial, Inc.	Pooled Separate Accounts:
	265,864	units	American Funds EuroPacific Growth Fund	3,831,206
	315,566	units	American Funds The Income Fund of America	4,631,320
	215,396	units	BlackRock Health Sciences Opportunities Portfolio	5,020,325
	11,882	units	Columbia Mid Cap Index Fund	205,006
	67,716	units	DFA US Targeted Value Portfolio	642,363
	110,267	units	Fidelity VIP Contrafund Portfolio	7,040,084
	108,474	units	Lord Abbett Developing Growth Fund	2,214,597
	41,827	units	Oppenheimer Developing Markets Fund	344,798
	32,256	units	Oppenheimer International Growth Fund	323,116
	56,448	units	RidgeWorth Mid Cap Value Equity Fund	1,107,411
	285,111	units	T. Rowe Price Blue Chip Growth Fund	6,035,137
	139,045	units	T. Rowe Price Retirement 2015 Fund	2,795,870
	103,715	units	T. Rowe Price Retirement 2020 Fund	2,207,625
	233,831	units	T. Rowe Price Retirement 2025 Fund	5,209,585
	78,374	units	T. Rowe Price Retirement 2030 Fund	1,814,894
	151,691	units	T. Rowe Price Retirement 2035 Fund	3,599,186
	33,322	units	T. Rowe Price Retirement 2040 Fund	799,075
	95,993	units	T. Rowe Price Retirement 2045 Fund	2,302,342
	25,144	units	T. Rowe Price Retirement 2050 Fund	602,558
	25,617	units	T. Rowe Price Retirement 2055 Fund	614,148
	136,876	units	T. Rowe Price Retirement Balanced Fund	2,288,164
	20,467	units	T. Rowe Price Science and Technology Fund	965,296
	51,217	units	Templeton Global Bond Fund	1,360,048
	326,401	units	Vanguard Small Cap Index Fund Admiral Shares	2,784,044
	20,658	units	Vanguard Total Bond Market Index Fund	299,875
	127,070	units	Voya GNMA Income Fund	1,298,648
	53,077	units	Voya High Yield Portfolio	997,372
	67,480	units	Voya Intermediate Bond Portfolio	1,796,348
	21,830	units	Voya International Index Portfolio	232,361
	129,378	units	Voya US Stock Index Portfolio	2,623,328
	106,643	units	Voya T. Rowe Price Diversified Mid Cap Growth Portfolio	3,101,647
	107,259	units	Voya T. Rowe Price Equity Income Portfolio	2,336,345
	14,528	units	Voya Templeton Foreign Equity Portfolio	156,623
				71,580,745
*Voya Financial, Inc.	Unallocated Annuity Contract-Voya Fixed Account			31,798,941

*Investors Bank & Trust	1,988,777	shares	Investors Bank & Trust Investcash Fund	1,988,777
				159,354,311
*Participant Loans	Notes receivable from Plan participants, various interest rates, maturing from 1 to 60 months			1,420,179
*Indicates a party-in-interest to the plan				$160,774,490

Index of Exhibits

99.1
Consent of Deloitte & Touche LLP to the incorporation by reference of their audit report dated February 26, 2016 into Form S-8 of the Torchmark Corporation Savings and Investment Plan (Registration No. 2-76378) (incorporated by reference from Exhibit 23 to Form 10-K for the year ended December 31, 2015).

99.2	Consent of Lane Gorman Trubitt, PLLC to the incorporation by reference of their independent registered public accounting firm report of June 28, 2016, into Form S-8 Registration Statement No. 2-76378.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Torchmark Corporation
Savings and Investment Plan

By: /s/ Frank M. Svoboda
Frank M. Svoboda, Member
Administrative Committee

By: /s/ Cory W. Newman
Cory W. Newman, Member
Administrative Committee

By: /s/ Ben W. Lutek
Ben W. Lutek, Member
Administrative Committee

By: /s/ David K. Carlson
David K. Carlson, Member
Administrative Committee

Date: June 28, 2016